Exhibit 99.1

Envigado, March 21, 2024

CHANGES IN THE MANAGEMENT STRUCTURE

(“NEWS FROM DIRECTORS AND MEMBERS OF SENIOR MANAGEMENT”)

Almacenes Éxito S.A. (the “Company” or “Éxito”) hereby informs its shareholders and the market that, in a meeting held today, March 21, 2024, its Board of Directors approved a management and leadership structure to conduct its businesses in Colombia, Uruguay and Argentina, together with El Salvador, after the consolidation of control of Grupo Éxito by Cama Commercial Group Corp. (“Grupo Calleja”) perfected on January 25, 2024.

Carlos Calleja Hakker will serve as Chief Executive Officer of Super Selectos in El Salvador, Éxito in Colombia, including: Grupo Disco in Uruguay and Libertad in Argentina. Grupo Calleja seeks to consolidate a shared vision in the four countries in which it operates: El Salvador, Colombia, Uruguay and Argentina, under which all teams build a group identity to work together towards common goals, respecting the particularities and needs of each country, seeking that all customers find in the group’s stores a differentiating and inclusive shopping experience. We will continue to work hand in hand with our suppliers to offer our customers a wider variety of products and better prices, and with all our collaborators as part of one big family.

At Éxito Colombia, Carlos Mario Giraldo Moreno will continue to lead the national operation as its General Manager. “We are very pleased to continue with Carlos Mario Giraldo’s leadership at the helm of the business in Colombia. Under his administration, Grupo Éxito has established itself as a modern, innovative, omnichannel, and sustainable retailer with high-value complementary businesses, such as real estate, bringing it to the level of major players worldwide. Together, we will continue to build the growth path,” said Carlos Calleja.

José Gabriel Loaiza Herrera, as Executive Vice President, will continue to lead the commercial and operational processes of the retail business in Colombia as he has been doing to date.